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                                                                April 17, 2006

VIA FACSIMILE
-------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Daniel H. Morris and Ms. Susan C. Block

          Re:  Merrill Lynch Mortgage Investors, Inc.
               Amendment No. 2 to Registration Statement on Form S-3 Registration Statement Number 333-130408
               Filed on March 20, 2006 (the "Registration Statement")

Ladies and Gentlemen:

     We are writing this letter on behalf of Merrill Lynch Mortgage Investors, Inc. (the "Company") in response to your oral request, made by a telephone call to us on April 14, 2006, to clarify further the meaning of phrases such as "related mortgage assets" and "other trust assets" and other similar type phrases used in the form of base prospectus filed as part of the Registration Statement. During the April 14, 2006 telephone call, it was indicated that a supplemental response would be acceptable.

     Accordingly, we hereby confirm, on behalf of the Company, that the assets of any trust related to a series of certificates offered pursuant to the Registration Statement will be limited to those identified under the heading "THE TRUST FUND" in the base prospectus filed as part of the Registration Statement.

     Please feel free to contact me at any time if I can provide additional information, or to discuss the Registration Statement further. You can reach me at (212) 839-7376.

                                       Sincerely,

                                       /s/ William J. Cullen
                                       William J. Cullen, Esq.

cc:  Michael McGovern, Esq.
     Robert Denicola, Esq.
     David Rodgers
     Bola O. Oloko, Esq.

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